OSCIENT PHARMACEUTICALS CORPORATION

1000 Winter Street

Suite 2200

Waltham, Massachusetts 02451

November 19, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Oscient Pharmaceuticals Corporation
Registration Statement on Form S-4 (File No. 333- 153394)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oscient Pharmaceuticals Corporation (the “Company”) hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 12:00 noon Eastern Time on November 21, 2008 or as soon as possible thereafter.

In connection therewith, the Company acknowledges the following:

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should the Securities Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, OSCIENT PHARMACEUTICALS CORPORATION

By:	/s/ Philippe M. Maitre
Name:	Philippe M. Maitre
Title:	Executive Vice President and Chief Financial Officer